UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                              INFORMATION STATEMENT
                        PURSUANT TO RULES 13d-1 AND 13d-2
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)* **

                          AVATECH SOLUTIONS, INC
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   05349Y 10 4
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This Amendment No. 1 is Final and Terminating Amendment.

                                  SCHEDULE 13G

CUSIP NO. 05349Y 10 4                                          Page 2 of 4 Pages
AVATECH SOLUTIONS, INC.

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NEW YORK LIFE INSURANCE COMPANY

                  13-5582869

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                              (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK

NUMBER OF                  5.       SOLE VOTING POWER          0 **
SHARES
BENEFICIALLY               6.       SHARED VOTING POWER        0
OWNED BY
EACH                       7.       SOLE DISPOSITIVE POWER     0 **
REPORTING
PERSON                     8.       SHARED DISPOSITIVE POWER   0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                         0 **

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        0.00%

12.   TYPE OF REPORTING PERSON*

                  IC

        *SEE INSTRUCTIONS BEFORE FILLING OUT

	** On Trade date November 12, 2002 (settlement date 11/15/02), New York Life Insurance Company sold 780,958 shares (6.27%) of Planetcad cusip #72704Y202 (name changed to Avatech Solutions on 11/25/02). Planetcad was formerly known as Spatial Technologies Inc. (cusip #847246105), which is the name that the original 13G filing was made under.

                                  SCHEDULE 13G

CUSIP NO. 05349Y 10 4                                          Page 3 of 4 Pages
AVATECH SOLUTIONS, INC.



Item 1(a)     Name of Issuer:   AVATECH SOLUTIONS, INC.

Item 1(b)     Address of Issuer's principal executive offices:

                                11403 Cronhill Drive, Suite A
                                Owing Mills, MD 21117

Item 2(a)     Name of person filing:    NEW YORK LIFE INSURANCE COMPANY

Item 2(b)     Address of principal business office:

                                51 MADISON AVENUE, ROOM 201
                                NEW YORK, NY  10010

Item 2(c)     Citizenship: NEW YORK

Item 2(d)     Title of class of securities: COMMON STOCK

Item 2(e)     Cusip No.:   05349Y 10 4

Item 3        Type of Person: INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19)
                              OF THE ACT

Item 4(a)     Amount beneficially owned:

Item 4(b)     Percent of class:         0%

Item 4(c)     (i) sole power to vote:                          0
              (ii)shared power to vote:                        0
              (iii)sole power to dispose:			  0
              (iv)shared power to dispose:                     0

Item 5        Ownership of 5 percent or less of a class:

              IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS SECURITIES, CHECK THE FOLLOWING (X).

Item 6 Ownership of more than 5 percent on behalf of another person: NOT APPLICABLE

Item 7        Identification and classification of subsidiary: NOT APPLICABLE

Item 8        Identification and classification of members of the group:     NOT
              APPLICABLE

                                  SCHEDULE 13G

CUSIP NO. 05349Y 10 4                                          Page 4 of 4 Pages
AVATECH SOLUTIONS, INC.




Item 9        Notice of dissolution of the group:     NOT APPLICABLE

Item 10       Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 11, 2002                        NEW YORK LIFE INSURANCE COMPANY


                                            By:    /s/ William Y. Cheng
                                                   -----------------------------
                                                   Name:  William Y. Cheng
                                                   Title: Vice President